Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX December 23, 2025

EXPIRY OF VENDOR PERFORMANCE SECURITIES

IperionX Limited (NASDAQ:IPX, ASX:IPX) (‘IperionX’ or ‘Company’) advises that all remaining vendor performance-linked securities in the capital of the Company have expired, including 19,800,000 Class B Performance Shares, 4,000,000 Class A Performance Options, and 4,000,000 Class B Performance Options.

These performance-linked securities were originally issued in 2020 as part of the Company’s acquisition of the Titan Critical Minerals Project (‘Titan Project’) located in Tennessee, United States.

The Company’s updated capital structure following the expiry of these securities is as follows:

Security	No. of Securities
Quoted fully paid ordinary shares (ASX:IPX)	336,322,679
Unquoted employee performance rights	8,423,409
Unquoted employee restricted stock units	4,741,127
Unquoted options (ex. A$0.87, exp. 5-Dec-2026)	106,093
Unquoted options (ex. A$5.00, exp. 10-Apr-2029)	1,374,746
Unquoted options (ex. A$8.00, exp. 30-Jun-2027)	1,305,000
Unquoted options (ex. A$10.00, exp. 1-Apr-2027)	235,000

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

This announcement has been authorized for release by the Company Secretary.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372